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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                 ASTREX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   046357208
       ------------------------------------------------------------------
                                 (CUSIP Number)


                               Michael McGuire,
                             205 Express Street,
                             Plainview, NY 11803
                                (516) 433-1700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collectives of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP No. 046357208             13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

           Michael McGuire ss# ###-##-####  Joanne McGuire ss# ###-##-####

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                Not Applicable
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER     Michael McGuire 152,438
   SHARES      |     |                         Joanne McGuire   90,537
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                N/A
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             see 7 above
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER           N/A
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Michael McGuire 152,438
          Joanne McGuire   90,537
-----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.45%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Schedule 13D
CUSIP 046357-20-8
Michael McGuire


Item 1.           Security and Issuer.

                  Astrex, Inc. Common Stock


Item 2.           Identity and Background.

                  (a)      Michael McGuire and Joanne F. McGuire
                  (b)      205 Express Street, Plainview, NY 11803
                  (c) Michael McGuire is President, CEO and a director of Astrex, Inc. of 205 Express Street,
                           Plainview, NY 11803.
                           Joanne McGuire is Mr. McGuire's spouse.
                  (d) Neither party has been involved in any criminal proceedings.
                  (e) Neither party has been involved in any civil actions or proceedings.
                  (f)      Both Mr. & Mrs. McGuire are U.S. citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

                  No funds or other consideration were involved. The filing of this 13D is occasioned by Astrex, Inc. repurchasing shares, which resulted in fewer shares of stock outstanding. As a result, Mr. & Mrs. McGuire's ownership percentage increased to greater than 5% of the Company.

Item 4.           Purpose of Transaction.

                  Not Applicable (See Item #3 above). The McGuire's hold their existing shares for long-term investing purposes.

Item 5.           Interest in Securities of the Issuer.

                  (a) In aggregate, Mr. & Mrs. McGuire, own or control two hundred and fory-two thousand nine hundred and seventy five (242,975) shares of Astrex, Inc. common stock, representing approximately 5.45% of the four million four hundred and sixty one-thousand and seven hundred and seventy seven (4,461,777) shares outstanding.

                  (b) Michael McGuire has the sole power to vote, and sole power to dispose or direct the disposition of one hundred and fifty two thousand four hundred and thirty eight (152,438) shares.

                           Joanne F. McGuire has the sole power to vote, and sole power to dispose or direct the disposition of ninety thousand five hundred and thirty seven (90,537) shares.

                  (c)      Not Applicable (See Item #3 above).

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



12/30/97                                    /s/ MICHAEL MCGUIRE
--------------                              ---------------------
Date                                        Michael McGuire
                                            President

12/30/97                                    /s/ JOANNE MCGUIRE
--------------                              ---------------------
Date                                        Joanne McGuire



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).